Form NSAR-A
July 31, 2012
Exhibit 99.77C

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

            On May 25, 2012, a special meeting of shareholders in the Fund’s Versatile Bond Portfolio was held to vote on the following proposals:

1.                      To change the Portfolio’s investment policy to permit the Portfolio to invest at least 80% of its net assets in bonds, which may include debt securities of all types and of any maturity;

2.                      To change the Portfolio’s investment objective to seek to earn high current income; and

3.                      To eliminate the Portfolio’s fundamental investment limitation that prohibits the Portfolio from holding more than 5% of its net assets in investments that are not readily marketable.

A summary of the voting results is as follows:

Versatile Bond
Portfolio

Proposal 1. To change the Portfolio’s investment policy:
Affirmative	149,727
Against	4,930
Abstain	2,668

Proposal 2. To change the Portfolio’s investment objective:
Affirmative	149,522
Against	5,135
Abstain	2,668

Proposal 3. To eliminate the Portfolio’s fundamental investment limitations:
Affirmative	147,732
Against	6,905
Abstain	2,688

Each of the proposals received the required majority votes and was adopted.  There were no broker non-votes submitted with respect to any of the proposals.  No other proposals were voted on at the special meeting.

Pacific Heights incurred solicitation expenses of $15,967 in connection with the special meeting during the six months ended July 31, 2012.